ADMINISTRATIVE SERVICES AGREEMENT

          This Agreement is made as of the ___ day of ______________, _____ by and between Transamerica Occidental Life Insurance Company, an Iowa life insurance company ("TOLIC") and Transamerica Securities Sales Corporation, a California corporation ("TSSC").

          WHEREAS, TSSC, in its capacity as the principal distributor of variable insurance policies issued by TOLIC ("Contracts") has entered into, and may enter into, agreements with broker-dealers ("Dealers") for the sale of the Contracts ("Selling Agreements"), and with mutual funds and variable insurance trusts to enable TOLIC's separate accounts that underlie the Contracts to invest in shares of such mutual funds and variable insurance trusts ("Participation Agreements"). Collectively, the Selling Agreements and Participation Agreements shall be referred to herein as "the Agreements."

          AND, WHEREAS, TSSC is obligated to perform certain administrative services under the Agreements, and TOLIC and TSSC desire to enter into this agreement under which TOLIC will agree to perform these administrative services on behalf of TSSC.

          NOW, THEREFORE, in consideration for the promises and mutual covenants herein contained, the parties hereto agree as follows:

1. TOLIC shall perform such administrative services as TSSC may request from time to time to assist TSSC in performing its duties under the Agreements. The administrative services that TOLIC shall perform hereunder shall include, but shall not be limited to, the following:

a. Payment of compensation to broker-dealers ("Dealers") with whom TSSC has entered into Selling Agreements.

b. Provision of sales support services to Dealers as may be required of TSSC under Selling Agreements.

2. TOLIC shall reimburse TSSC for all of the expenses that TSSC incurs in connection with its duties and obligations under the Agreements

3. TSSC shall pay to TOLIC, as compensation for TOLIC's administrative services hereunder, all of the fees and other compensation that TSSC receives from time to time under Participation Agreements, including, without limitation, 12b-1 fees.

3. TSSC or TOLIC may terminate this Agreement at any time without penalty by giving the other party written notice of termination. Termination of this Agreement shall not relieve TSSC of its obligation to pay to TOLIC any and all amounts that are due and payable to TSSC under Participation Agreements at the time that this Agreement is terminated, provided that such amounts are actually paid to TSSC.




4. This Agreement may be amended only upon the mutual agreement of each of the parties in writing. Neither of the parties may assign this Agreement without the prior written consent of the other party.

5. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together will constitute one and the same instrument.

6. This Agreement constitutes the entire agreement of the parties and supersedes any previous agreements between them with respect to the subject matter hereof.




IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first written on page 1 hereof.


TRANSAMERICA SECURITIES SALES             TRANSAMERICA OCCIDENTAL LIFE
CORPORATION                               INSURANCE COMPANY

-----------------------------------       ----------------------------------
Sandra C. Brown, President                Sandra C. Brown, Senior Vice President












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